Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (Unaudited)
U.S. dollars in thousands

		As of June 30,	As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$3,479	$4,261
Restricted cash		15	10
Prepaid expenses and other current assets	4	415	157

Total current assets		3,909	4,428
Non-current assets
Intangible assets, net	8	7,119	-
Bridge loan		50	-
Operating lease right of use asset	6	58	62
Property and equipment, net		26	35
Total long-term assets		7,253	97
Total assets		$11,162	$4,525
Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$164	$296
Employees and related liabilities		405	197
Operating lease liability	6	56	45
Accrued expenses	5	1,831	1,904
Total current liabilities		2,456	2,442

Non-current liabilities:

Provision for uncertain tax positions		263	259
Total non-current liabilities		263	259

Total liabilities		2,719	2,701

Commitments (Note 10)
Shareholders’ equity:
Ordinary shares, No par value; Authorized: 10,000,000 and 2,500,000 shares as of June 30, 2025, and December 31, 2024, respectively
Issued and outstanding: 2,013,141 and 1,471,412 shares as of June 30, 2025, and December 31, 2024, respectively.
Additional paid-in capital	7a	67,210	58,275
Accumulated deficit		(58,767)	(56,451)

Total shareholders’ equity		8,443	1,824

Total liabilities and shareholders’ equity		$11,162	$4,525

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)
U.S. dollars in thousands (except share and per share data)

		For the Six Months Ended June,
	Note	2025	2024

Operating expenses:
Amortization of intangible assets		$(173)	$-
Research and development expenses		(278)	(11,407)
General and administrative expenses		(1,917)	(1,503)

Operating loss		(2,368)	(12,910)

Financial income, net	9	52	92

Net loss and comprehensive loss		$(2,316)	$(12,818)

Basic and diluted net loss per share	7	$(1.09)	$(63.15)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		2,123,538	202,991

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDESNED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (Unaudited)
U.S. dollars in thousands

	Ordinary shares	Additional paid-in	Accumulated	Total shareholders’
	Number	Capital	Deficit	equity

Balance as of January 1, 2024	165,489	$49,102	$(41,863)	$7,239

Share-based compensation to employees and directors	-	198	-	198

Share issuance	12,412	-	-	-

Issuance of common stock, warrants and prefunded warrants upon private placement, net of underwriting commissions and other offering costs	18,646	3,340	-	3,340

Exercise of prefunded warrants	41,438	-	-	-

Loss and Comprehensive Loss	-	-	(12,818)	(12,818)

Balance as of June 30, 2024	237,985	$52,640	$(54,681)	$(2,041)

Balance as of January 1, 2025	1,471,412	58,275	(56,451)	$1,824

Share-based compensation to employees and directors	-	396	-	396

Share and warrants issuance to Bladeranger Ltd - DeepSolar asset acquisition (Note 8)	178,769	7,292	-	7,292

Issuance of Ordinary shares, net of offering costs – At-the-market (Note 7)	362,960	1,247	-	1,247

Net comprehensive loss	-	-	(2,316)	(2,316)

Balance as of June 30, 2025	2,013,141	$67,210	$(58,767)	$8,443

(*) Represents amount less than $1.

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)
U.S. dollars in thousands

	For the Six Months Ended June,
	2025	2024
Cash flows from operating activities

Net loss	$(2,316)	$(12,818)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9	8
Exchange rate differences on cash, cash equivalents and restricted cash	(8)	(3)
Net change in operating lease asset and liability	12	(7)
Amortization of intangible assets	173	-
Share-based compensation to employees and directors	396	198
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(258)	1,564
Trade payables	(132)	(102)
Employees, related liabilities and accrued expenses	142	2,516
Net cash used in operating activities	(1,982)	(8,644)

Cash flows from investing activities

Purchase of property and equipment	-	(12)
Bridge loan (Note 14)	(50)	-

Net cash used in investing activities	(50)	(12)

Cash flows from financing activities

Proceeds from issuance of shares, warrants and prefunded warrants	1,338	4,000
Issuance costs	(91)	(590)
Net cash provided by financing activities	1,247	3,410

Effect of Exchange rate changes on cash, cash equivalents and restricted cash	8	3
Change in cash, cash equivalents and restricted cash	(777)	(5,243)
Cash, cash equivalents and restricted cash at the beginning of the period	4,271	8,036

Cash, cash equivalents and restricted cash at the end of the period	$3,494	$2,793

Supplemental cash flow information:

	As of June,
	2025	2024
Cash and cash equivalents	$3,479	$2,783
Restricted cash	15	10
Total cash, cash equivalents and restricted cash	$3,494	$2,793

Investing and Financial activities not involving cash flow:

Acquisition of technology in exchange for equity instruments (Note 8)	$7,292	$-
Acquisition of right-of-use assets by means of lease liabilities	$49	$-

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL

PainReform Ltd. (“the Company”) was incorporated and started business operations in November 2007. The Company is a specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

In March 2025, the Comp any completed an asset acquisition, related to an AI-driven solar analytics technology, DeepSolar, that enables both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments (see note 8).

In August 2025, the Company closed an investment in LayerBio, Inc.(“Layer Bio”), a privately held Boston-based biotechnology company, advancing sustained-release drug delivery technologies in ophthalmology. With this transaction, the Company acquired a majority equity interest in LayerBio that plans to initiate the next clinical trial of OcuRing™-K, LayerBio’s lead investigational product for pain and inflammation control following cataract surgery.

a.	Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $2,316 and $12,818 for the six-month periods ended June 30, 2025, and 2024, respectively. During the six months ended June 30, 2025, and 2024, the Company had operating cash outflows of $1,982 and $8,644, respectively. As of June 30, 2025, the Company had positive working capital of $1,453. The Company expects to continue to incur losses and negative cash flows from operations until its products reach profitability, if at all. As of June 30, 2025, the Company’s accumulated deficit was $58,767. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash) in the amount of $3,494 as of June 30, 2025.

The Company expects to continue incurring losses and negative cash flows from operations until PRF-110, OcuRing™-K and the DeepSolar products reach commercial profitability, if at all. As a result, along with its current cash position, the Company does not have sufficient resources to fund operations nor to continue as a going concern for at least one year from the issuance date of these financial statements.

Management’s plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities or curtail or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and does not include any adjustments that might result from the outcome of this uncertainty.

b.
The Company reports its financial results in U.S. dollars. A portion of research, development, general and administrative expenses of its Israeli operations are incurred in New Israeli Shekel (“NIS”) As a result, the Company is exposed to exchange rate risks that may materially and adversely affect its financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of its operations in Israel would increase and its results of operations could be materially and adversely affected.

Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of its Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if and to the extent that, it outpaces or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on its financial condition during the Six months ended June 30, 2025 and 2024, respectively. Given its general lack of currency hedging arrangements to protect it from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. The Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL (Cont.)

c.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. The conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect its business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are not possible to predict.

d.
On October 7, 2023, an attack was launched against Israel, which thrust Israel into a state of war. The Company's management does not expect this situation to have a material impact on its operations or its business results. As of the date of these financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict.

NOTE 2:  UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”).

Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”)” Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2024 Form 20-F.

The year-end balance sheet data were derived from the audited financial statements as of December 31, 2024, but not all disclosures required by U.S. GAAP are included.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement of the Company’s financial position as of June 30, 2025 and its results of operations and cash flows for the six months ended June 30, 2025 and 2024 have been included. Operating results for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ending December 31, 2025 or any other interim period or for any other future year.

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are consistent with those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F, except for the following:

Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of June 30,	As of December 31,
	2025	2024

Receivables from governmental authorities	$262	$119
Prepaid expenses	153	38

	$415	$157

NOTE 5:  ACCRUED EXPENSES

	As of June 30,	As of December 31,
	2025	2024

Directors’ fees	$21	$54
Manufacturing and trials expenses	1,731	1,710
Advisors and legal expenses	79	140

	$1,831	$1,904

NOTE 6:  RIGHT OF USE ASSETS AND LEASE LIABILITY

On August 1, 2023, the Company entered into a lease agreement (the “Lease Agreement”) for its principal offices for a period of one year, until July 31, 2024, with an option to extend for an additional year until July 31, 2025 (the “Additional Period”). The Company exercised this option in May 2024. In May 2025, the Company further extended the lease for an additional year, until July 31, 2026, with annual rent reduced by approximately $12. At this stage, the Company does not intend to extend the lease beyond July 2026 and is evaluating relocating to new offices following the expiration of the current agreement.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  SHAREHOLDERS’ EQUITY

On January 2, 2025, the Board of Directors of PainReform approved an increase to the Company’s ATM program, pursuant to a written board’s approval dated October 14, 2024. The program allows offerings of up to $4.0 million.

Between January 1, 2025, and June 30, 2025, the Company issued 362,960 ordinary shares through an At-the-Market (ATM) offering, generating gross proceeds of approximately $1.34 million, net of $1.25 million transaction costs.

On February 20, 2025, the Company’s Board of Directors approved the following resolutions:

-
An increase in the Company’s authorized share capital by an additional 7,500,000 ordinary shares with no par value, subject to approval by the shareholders at a general meeting scheduled for April 3, 2025. Upon approval, the total authorized share capital will be 10,000,000 ordinary shares with no par value.

-	An increase in the Company’s employee option pool to 400,000 options for ordinary shares.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  SHAREHOLDERS’ EQUITY (Cont.)

a.	Warrants and Warrants units

The following table summarizes the warrants and warrants units outstanding as of June 30, 2025:

Type	Issuance Date	Number of warrants	Exercise price	Exercisable through

Warrants to underwriters (*)	September 3, 2020	125,000	$2,400.0	September 1, 2025
Warrants to underwriters (*)	October 5, 2020	375,000	$2,112.0	September 3, 2025
IPO warrants (*)	September 3, 2020	2,812,170	$2,112.0	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$1,104.0	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$1,214.4	March 8, 2026
December 2023 warrants	December 28, 2023	32,753	$85.4	December 28, 2028
Warrants issued to underwriters	April 15, 2024	350,000	$24.00	April 15, 2029
Warrants issued to underwriters	September 11,2024	69,251	$8.0	September 11,2029
Warrants issued to underwriters	December 18, 2024	34,625	$8.0	December 18, 2029
Pre-funded warrants (Note 8)	March 5, 2025	223,792	$0.01	September 5, 2030
Milestone pre-funded warrants (Note 8)	March 5, 2025	685,004	$0.01	September 5, 2030
Warrant-A issued to Bladeranger (Note 8)	March 5, 2025	1,087,565	$3.1	September 5, 2030
Warrant-B issued to Bladeranger (Note 8)	March 5, 2025	1,087,565	$6.4	September 5, 2030
TOTAL		7,167,398

(*) At the date of these financial reports, the warrants had expired

•	Upon full dilution, the exercise of all outstanding warrants would result in the issuance of an additional 3,166,799 ordinary shares of the Company.

•	On March 5, 2025 the Company issued shares and warrants as part of an asset acquisition transaction (Note 6)

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  SHAREHOLDERS’ EQUITY (Cont.)

b.	Share-based compensation:

1.	The 2008 Plan:

The share options were expired without being exercised on April 2, 2024.

The 2019 Plan:

Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of June 30, 2025, were as follows:

	Number of options		Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31,2024	22,552		$88.32	9.17
Options granted	197,768	(*)	1.36	9.70
Options exercised	-		-	-
Options expired	-		-	-
Options outstanding as of June 30, 2025	220,320		$10.26	9.60

Options exercisable as of June 30, 2025	128,153		$15.22	9.49

(*)On February 20, 2025, the Company’s shareholders approved the grant of 131,568 options to purchase an aggregate of shares to two current board members, and to the chairman of the board of directors. The valuation of the option on the grant date was $443.

The following table sets forth the assumptions that were used in determining the fair value of options granted in 2025 to employees in 2019 plan for up to June 30, 2025 and 2024.

	2025	2024
Expected term (years)	5.00-5.81	5.00-6.41
Risk-free interest rates	4.50%	4.68%
Volatility	117-120%	97.24%
Dividend yield	-	-
Exercise price	$0.01-3.15	$6.0

As of June 30, 2025, the unrecognized compensation cost related to all unvested 92,167 options granted under the 2019 Plan, was $261, which is expected to be recognized as an expense over a weighted-average period of 3 years.

The Company recognized $389 and $146 during the years ended June 30, 2025, and 2024, respectively, as share-based compensation expenses which was included in general and administrative expenses, and $7 and $52 during the years ended June 30, 2025, and 2024, respectively, as share-based compensation expense which was included in research and development expenses.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:  INTANGIBLE ASSET ACQUISITION

On February 17, 2025, the Company entered into an Asset Acquisition Agreement (the “Agreement”) with Bladeranger Ltd. (“Bladeranger”), a public Israeli company, to acquire 100% of its AI-based solar analytics platform, DeepSolar. The transaction was closed on March 5, 2025.

As consideration, the Company agreed to issue to BLRN the following securities:

1.	178,769 ordinary shares;

2.	223,792 pre-funded warrants;

3.	685,004 milestone pre-funded warrants;

4.	1,087,565 Warrant-A;

5.	1,087,565 Warrant-B.

At the initial closing, which took place on May 19, 2025, the Company issued milestone pre-funded warrants exercisable to 685,004 ordinary shares at an exercise price of $0.01 per share.

Warrants A to purchase 1,087,565 ordinary shares exercisable upon the achievement of a defined business milestone within 5.5 years from the grant date, at an exercise price equal to the average closing price of the Company’s shares over the five trading days prior to the issuance of such warrants.

Warrants B to purchase 1,087,565 ordinary shares will vest within two years from the Closing Date if either the Company’s share price reaches at least US$15.00, at an exercise price of US$6.40, and will be exercisable for three years following vesting.

The Company also entered into employment agreements with certain BLRN employees. Under the terms of the Agreement, BLRN and its assignees may not exercise any of the warrants if, following such exercise, their holdings would exceed 9.99% of the Company’s outstanding ordinary shares.

Accounting treatment
The Company evaluated the transaction under ASC 805, Business Combinations, and concluded that the acquired set of assets and activities does not meet the definition of a business. Accordingly, the transaction was accounted for as an asset acquisition under ASC 805-50.

Fair value measurement

In connection with the acquisition, the Company performed a valuation analysis of the equity instruments issued as consideration and a purchase price allocation (“PPA”) for the acquired assets. The fair value of the consideration transferred, determined based on the fair value of the issued shares and warrants, together with the PPA analysis, was established at $7,292. In connection with the acquisition, the Company performed a valuation analysis of the equity instruments issued as consideration and a purchase price allocation (“PPA”) for the acquired assets. The valuation applied option pricing models (Black-Scholes and Monte Carlo) for the warrants, incorporating assumptions regarding share price (USD 2.98), expected term (5–5.5 years), risk-free rates (4.1%), historical volatility (100%) and milestone achievement probabilities (75-100%). The acquired intangible asset was valued using a discounted cash flow approach with a discount rate of 40%, terminal growth of 3%.

Useful life and amortization
As of the reporting date, accumulated amortization amounted to $173 thousand, resulting in a net carrying amount of $7,119 thousand for the intangible asset.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:  LOSS PER SHARE

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares, prefunded warrants during the period.

Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options, and warrants, which are included under the treasury stock method when dilutive.

For the periods ended June 30, 2025, and 2024, all outstanding share options and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

NOTE 10: COMMITMENTS AND CONTINGENCIES

On August 1, 2023, the Company entered into a one-year lease agreement for its principal offices in Tel Aviv, Israel, later extended to July 31, 2025. As of the reporting date, the Company extends the lease for one year to July 2026 and the Company is exploring alternatives. Monthly rent is $5, linked to the CPI. In 2025, lease expenses totaled $30. The weighted average remaining lease term is 1 year, and the discount rate is 8.5%.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:  FINANCIAL INCOME, NET

	Six Months ended June 30,
	2025	2024

Bank fees	(5)	(9)
Interest income	49	98
Exchange rate differences	8	3
Total financial income, net	$52	$92

NOTE 12:  FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 13:  SEGMENT REPORTING

Since March 5, 2025, following the acquisition of the solar assets as described in Note 8, the Company identifies and reports two reportable segments: clinical development and solar. The clinical development segment facilitates the development of potential new drug compounds. The solar segment comprises the design, development and sale of the Company’s intellectual property and related service offerings. The Company’s Chief Operating Decision Maker, who is the Chief Executive Officer, manages both segments on an ongoing basis and evaluates performance and allocates resources using the Company’s internal reporting, which is consistent with the presentation in these financial statements. In assessing performance, the CODM considers quantitative and qualitative measures that include segment operating loss and quarterly cash burn together with competitive benchmarking and analyses of budget to actual results. Prior to the acquisition of the solar assets on March 5, 2025, the Company operated and reported a single reportable segment. Comparative prior period segment information has not been recast because the solar operations did not exist in those periods, and the change did not affect the Company’s internal reporting for prior periods. The Company manages its assets on a group basis rather than by segment because many assets are shared across activities. The CODM does not regularly review asset information by segment and accordingly the Company does not present segment of asset information. As of June 30, 2025, and for the six months then ended, no revenue was recognized in either the clinical development or the solar segment.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:  SEGMENT REPORTING (Cont.)

The following tables presents information on reportable segments profit (loss) for the period ended 30 June 2025:

	Solar	Clinical Development	Total
Payroll and related Expenses	$186	$420	$606
Consulting expenses (*)	285	740	1,025
Other segment items (**)	210	527	737

Segments Operating Loss	$681	$1,687	$2,368

Reconciliation between the operating loss of the reporting segments and the total loss for the reporting periods before income tax expense is presented below:

Financial income, net			$52
Loss before taxes on income			$2,316

(*) Consulting expenses items include accounting, legal, and other consulting expenses.

(**) Other Segment items included in operating loss include income tax expenses, Amortization of intangible asset, Share-based compensation expenses, rent and office maintenance expenses, D&O insurance expenses, depreciation expenses and other expenses.

NOTE 14:  SUBSEQUENT EVENTS

1.
Between June 30, 2025 and the date of issuance of the financial statements, the Company issued a total of 1,062,199 ordinary shares under its At-the-Market (ATM) offering program, raising aggregate gross proceeds of approximately $2.7 million.

2.
On July 10, 2025, the Company entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with LayerBio, Inc. (“LayerBio”) for the acquisition of 7,331,378 preferred shares of LayerBio, representing 51% of the issued and outstanding share capital of LayerBio on a fully diluted basis (the “Acquisition”). On August 13, 2025, the Acquisition closed, making LayerBio a majority-owned subsidiary of the Company. The Company paid $600 at the closing of the Acquisition (net of a $50 bridge loan that the Company previously made to LayerBio in June 2025). The Purchase Agreement further provides for up to $2.4 million of additional potential investment in four tranches, which are contingent upon the achievement of specific milestones related to a planned Phase II clinical trial that LayerBio plans on conducting.

3.	Between June 30, 2025 and the date of issuance of the financial statements, Bladeranger exercised pre-funded warrants into a total of 840,000 ordinary shares at an exercise price of $0.01 per share.